UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

(RULE 14a-101)

SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE

SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)

Filed by the Registrant	☐
Filed by a Party other than the Registrant	☒

Check the appropriate box:

☒	Preliminary Proxy Statement
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material Pursuant to §240.14a-12

NOBLE ROMAN’S, INC.
(Name of Registrant as Specified In Its Charter)

BT BRANDS, INC.
GARY COPPERUD KENNETH BRIMMER
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒	No fee required.
☐	Fee paid previously with preliminary materials.
☐	Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11.

PRELIMINARY COPY SUBJECT TO COMPLETION

DATED JUNE 15, 2023

2023 ANNUAL MEETING OF SHAREHOLDERS

OF

NOBLE ROMAN’S, INC.

6612 E. 75th Street, Suite 450

Indianapolis, Indiana 46250

PROXY STATEMENT

OF

BT BRANDS, INC.

GARY COPPERUD

KENNETH BRIMMER

[●], 2023

To Our Fellow Shareholders of Noble Roman’s, Inc.:

This Proxy Statement is furnished to holders of the common stock, no par value per share (“Common Stock”), of Noble Roman’s, Inc. (“Noble Roman’s” or the “Company”), in connection with our solicitation of proxies for use at the 2023 Annual Meeting of Shareholders of the Company scheduled to be held on Thursday, July 6, 2023 at 10:30 a.m., local time, in the conference room in Heritage Park at 6612 E. 75th Street, Indianapolis, Indiana 46250, and any adjournment or postponement thereof (the “Annual Meeting”). According to the Company’s proxy statement, the record date for the Annual Meeting is June 5, 2023. Only shareholders of record at the close of business on that date may vote at the Annual Meeting or any continuation, adjournment or postponement thereof.

This solicitation is being conducted by BT Brands, Inc. (“BT Brands”) and Gary Copperud (“Mr. Copperud” and together with BT Brands, the “Proponents” or “we”). As of the date hereof, the Proponents beneficially own an aggregate of 1,879,900 shares of Common Stock, representing approximately 8.46% of the outstanding shares of Common Stock, as reported to be outstanding by the Company in its quarterly report on Form 10-Q for the period ended March 31, 2023 filed with the SEC on May 10, 2023.

As more fully discussed in this Proxy Statement, the proxy is being solicited to be used at the Annual Meeting to elect Mr. Copperud as a director of the Company (the “Board of Directors” or the “Board”).

At the Annual Meeting, shareholders are being asked, among other things, to elect one member of the Board. The Company has a classified Board, currently divided into three classes. Only the term of the Class III director, Scott Mobley (“Scott Mobley”), expires at this Annual Meeting. Accordingly, we seek your support at the Annual Meeting to elect our nominee to replace Scott Mobley as a member of the Company's Board of Directors. Your vote to elect Gary Copperud will have the legal effect of replacing one incumbent director with our nominee on the current five-person Board.

In support of the election of Mr. Copperud to the Board of Directors of Noble Roman’s, we note that the current Board of Directors has presided over a steady and significant decline in shareholder value. Since January 2015, the quoted price of the Company’s Common Stock declined from $2.14 in January 2015 to a recent low of $0.20 in December 2022. In addition, during that period, there has been an erosion of shareholders’ equity from nearly $14.9 million on December 31, 2015 to under $1.9 million on December 31, 2022, an approximate $13 million drop - a 87.4% reduction in shareholders’ equity. The decline in the Company’s shareholders’ value and deterioration in its financial condition over the last several years coincides with Scott Mobley’s term as President and Chief Executive Officer of the Company beginning in 2014.

We are nominating Mr. Copperud to serve on the Board of Directors to offer a fresh perspective focused on representing the interests of the shareholders in the face of management which has consistently protected its own economic position through a series of automatically renewing long-term employment agreements which were allowed to renew during a period of negative returns to shareholders, and increasing leverage on the balance sheet.

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We believe that the shareholders will benefit from the addition of Mr. Copperud to the Board. Mr. Copperud, a highly qualified, independent director candidate, brings relevant skills and a resolute objective of enhancing value to benefit all Company shareholders. Mr. Copperud has 16 years of experience in the restaurant industry. If elected to the Board, Mr. Copperud intends to direct his efforts toward bringing fiscal discipline to the Company, including:

•	evaluating existing debt and seeking to replace it with debt at a lower interest rate;

•	challenging the Company’s long-standing policy of approving management’s employment contracts, in place since 1999, and its practice of issuing stock options to management rewarding recurring losses;

•

introducing corporate governance measures to, among other things, declassify the existing classified Board of Directors structure to allow shareholders to respond more quickly (with their votes) if the current Board of Directors’ decisions and actions do not appear favorable to shareholders' interests.

If elected, Mr. Copperud will constitute a minority on the Board and there is no assurance that he will be able to implement any actions that improve shareholder value. However, we believe the election of Mr. Copperud is an important step in the right direction toward increasing the value of the Company.

In addition to the election of the Class III director, the Company’s proxy statement asks shareholders to consider a proposal to provide non-binding shareholder advisory approval of the compensation of the Company’s named executive officers (“say-on-pay”). While this Proxy Statement takes no position on how shareholders should vote on such proposal, the Company’s financial statements demonstrate that the single largest contributor to the erosion of shareholder equity since 2014 has been the aggregate salaries paid to the Company’s top two executives, comprising Scott Mobley and Paul Mobley, Scott Mobley’s father who serves as Executive Chairman of the Board, Chief Financial Officer and a Class II Director of the Company (“Paul Mobley”). Since 2014, excluding the value attributable to options granted, the Company has paid aggregate cash compensation of $5,929,406 to the Mobleys, an amount approximately equal to 45% of the total reduction in shareholders’ equity over the last eight years. In addition to their base salary, the Mobleys have been receiving stock options over the terms of their respective employment agreements. As of December 31, 2022, Scott Mobley owns options to purchase 1,703,333 shares of Common Stock at prices ranging from $0.22 to $1.00 and Paul Mobley owns options to purchase 1,198,334 shares of Common Stock at prices ranging from $0.22 to $1.00. The 2,901,667 options granted to the Mobleys represents more than 12% of the outstanding shares of Common Stock as of May 10, 2023 and over 54% of the total number of options granted by the Company. During this period, the Company’s total debt increased 133% from $3.9 million at the end of 2014 to approximately $9 million at the end of 2022. As further evidence of the degradation of the Company’s financial position, it is noted that at December 31, 2022, debt represented 480% of equity compared to total debt representing just 38% of equity at the time Scott Mobley became CEO in 2014.

We urge you to carefully consider the information contained in the attached Proxy Statement and then support our efforts by signing, dating and returning the enclosed BLUE proxy card today. The attached Proxy Statement and the enclosed BLUE proxy card are first being mailed to shareholders on or about [●], 2023.

THIS SOLICITATION IS BEING MADE BY THE PROPONENTS AND NOT ON BEHALF OF THE BOARD OR MANAGEMENT OF THE COMPANY.

THE PROPONENTS URGE YOU TO VOTE “FOR” THE PROPONENTS’ NOMINEE BY FOLLOWING THE INSTRUCTIONS ON THE ENCLOSED BLUE PROXY CARD TODAY. PLEASE SIGN, DATE AND RETURN THE BLUE PROXY CARD VOTING “FOR” THE ELECTION OF THE PROPONENTS NOMINEE.

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IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE “FOR” THE PROPONENTS’ NOMINEE BY SIGNING, DATING AND RETURNING THE ENCLOSED BLUE PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT WILL BE COUNTED. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting —

This Proxy Statement and our BLUE proxy card are available at www. icomproxy.com/NROM.

This Proxy Statement and all other solicitation materials in connection with this proxy solicitation, including the Company’s proxy statement, which includes information about the Company’s nominee, will be available on the internet, free of charge, on the SEC’s website at https://www.sec.gov/.

Thank you for your support,

Kenneth Brimmer, Chief Operating Officer, BT Brands, Inc.

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Your vote is important, no matter how few shares of Common Stock you own. The Proponents urge you to sign, date, and return the enclosed BLUE proxy card today to vote “FOR” Mr. Gary Copperud.

•	If your shares of Common Stock are registered in your own name, please sign and date the enclosed BLUE proxy card and return it to InvestorCom LLC in the enclosed postage-paid envelope today.

•

If your shares of Common Stock are held in a brokerage account, bank or other intermediary, you are considered the beneficial owner of the shares of Common Stock, and these proxy materials, together with a BLUE voting form, are being forwarded to you by your broker, bank or other intermediary. As a beneficial owner, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your Common Stock on your behalf without your instructions. As a beneficial owner, you may vote the shares at the Annual Meeting only if you obtain a legal proxy from the broker or bank giving you the right to vote the shares.

•

You may vote your shares in person at the Annual Meeting. Even if you plan to attend the Annual Meeting, the Proponents recommend that you submit your BLUE proxy card by mail by the applicable deadline so that your vote will be counted if you later decide not to attend the Annual Meeting.

IMPORTANT: Only your latest dated proxy card will count, so the Proponents urge you to disregard and not to return any WHITE proxy card you receive from the Company and return only the BLUE proxy card. Even if you return the management proxy card marked “WITHHOLD” as a protest against the incumbent director, it will revoke any proxy card you may have previously sent to us so please disregard and do not return any WHITE proxy card you receive from the Company. Even if the Nominees are included on the WHITE proxy card, please disregard and do not return any WHITE proxy card and return the BLUE proxy card.

If you have any questions regarding your BLUE proxy card or need assistance in executing your proxy, please contact:

19 Old Kings Highway S. – Suite 210

Darien, CT 06820

Shareholders call toll-free at (877) 972-0090

Banks and Brokers call collect at (203) 972-9300

Email:

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BACKGROUND OF THE SOLICITATION

The following is a chronology of material events leading up to this proxy solicitation.

On November 28, 2022, the Proponents filed a Schedule 13D with the U.S. Securities and Exchange Commission (“SEC”) reporting that they beneficially owned a combined approximately 5.17% of the outstanding shares of the Common Stock.

On January 11, 2023, the Proponents sent a letter to the Board outlining the Company’s liquidity position in light of the payments required to be made under the promissory note the Company executed in favor of Corbel Capital Partners SBIC, L.P. (“Corbel”) on February 7, 2020 in the principal amount of $8 million (the “Corbel Note”). In the letter, the Proponents offered to (i) extend to the Company a loan in the amount of $625,000 that could be used to prepay a portion of the Corbel Note and (ii) work with the Company’s and BT Brands investment bankers to complete a refinancing of the Corbel Note. The loan offered by the Proponents provided for interest at the rate of 5% per annum, substantially lower than the amount accruing on the Corbel Note which, BT Brands believes would have substantially lowered the Company’s annual interest cost.

On January 20, 2023, management of the Company responded to BT Brands by email declining the Proponents’ loan offer.

On February 13, 2023, the Proponents sent a letter to the Board noting that the cursory response provided by the Company to the Proponents’ January 11, 2023 offer suggesting that the Board did not afford the Proponents’ offer the careful review it deserved. The Proponents offered to extend a loan to the Company in the amount of $1,000,000 that would accrue interest at the rate of 5% per year. The Proponents’ letter reiterated that the Board had a duty to the shareholders to carefully consider the offer.

On February 20, 2023, management of the Company transmitted a short email to the Proponents indicating that the Company was not interested in the Proponents’ offer.

On February 24, 2023, the Proponents filed an amendment to its Schedule 13D to report that they had acquired additional shares of Common Stock, increasing their aggregate holdings to approximately 8.11% of the outstanding shares of the class of Common Stock.

On March 3, 2023, the Proponents transmitted a letter to the Company making a request for certain documents required to be provided by an Indiana corporation under Indiana corporate law. The correspondence also requested certain documents that were not available on the SEC’s EDGAR system, a platform through which all companies with a class of stock registered under federal securities laws are required to file documents electronically, including a copy of the Company’s 1984 Stock Option Plan.

On March 14, 2023, counsel to the Company responded to the Proponents document demand by providing most of the documents requested. However, the Company noted that it was not able to locate a copy of the Company’s 1984 Stock Option Plan.

On April 25, 2023, the Proponents transmitted a letter to the Company advising that it appeared from a review of the Company’s filings on the EDGAR system that the Company had not filed the amendment to the Corbel loan document entered into at the end of the third quarter 2022 (the “Corbel Amendment”). The Corbel Amendment revised the Corbel loan documents to change the required payments of principal beginning in March 2023 from $33,333 per month to $83,333 per month in exchange for lowering the financial covenants and eliminating the excess cash flow requirement included in the original agreement. The Proponents reminded the Company of its obligations under federal securities laws to file on a timely basis (within four days) material agreements to which it is a party and that, though the Corbel Amendment was entered into in the third quarter 2022, it was not disclosed until the filing of the Company’s annual report on Form 10-K filed with the SEC on April 13, 2023 (a period of about seven months from the date of the Corbel Amendment to the date of public disclosure). The Proponents further noted that, given that the Company knew that the Proponents were acquiring Common Stock in the open market, that the substantial increase in the monthly payments, in light of the Company’s financial condition, could have impacted the Proponents’ decision to continue purchasing stock in the open market.

Aside from rejecting the Proponents’ proposals, at no point has management of the Company contacted any of the Proponents directly or invited them to discuss the Proponents’ proposals.

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REASONS FOR OUR SOLICITATION

The Proponents have nominated a highly qualified Board candidate — Mr. Copperud — who has extensive experience in the restaurant industry and with public company governance, and, if elected, he would have no relationship with the Company’s existing management or the directors of the Company. If elected, Mr. Copperud intends to thoroughly review the Company’s business, assets, debt obligations, capital structure, capital allocation priorities, strategies, operations, policies and personnel to help ensure that the Company is being operated optimally on behalf of all shareholders.

We are disappointed with current management. We believe that there is significant potential in the Company’s assets, people and business relationships, but that poor leadership and corporate governance make it ill-equipped to succeed. An outside presence on the Board whose primary focus is to give voice to the Company’s shareholders is needed to modernize the Company’s strategy, policies and governance and provide an objective and independent review of alternatives. Specifically, we believe the Company will not improve its performance without fundamental change to what we believe are strategies and policies that have proven to yield no results and that reward management for underperformance, all at the expense of the shareholders.

Noble Roman’s Has a Troubling History of Underperformance and Lack of Management Accountability

The Company’s shareholders have suffered under the leadership of current management. Rather than recognize their failure to perform, management has continued to pursue failed strategies and to cause the destruction of shareholder value by incurring high-cost debt and taking cash salaries which contributed to the Company’s poor financial performance. In addition, senior executives have been awarded significant grants of stock options while the Company’s business was performing poorly and its stock price was declining without conditioning any stock options on Company performance.

We believe that the Company needs to review its current debt agreements and evaluate all options to replace existing debt with lower cost debt. We also believe that executive compensation should be tied directly to the Company’s financial performance. This principle is heightened in smaller companies where management salaries comprise a disproportionate percentage of a company’s operating expenses. Excluding government grants, between 2015 and 2022, the Company experienced only one year where it earned net income, over the eight periods the combined annual compensation reported for Mobley’ s increased by $99,165, or 13.7%, from $720,663 in 2015 to $819,828 in 2022. During this eight-year period the Mobleys were paid more than $5 million in aggregate cash compensation while the Company recorded an aggregate of more than $12.8 million in total losses contributing to an 87.4% reduction in shareholders’ equity. Also, during this period of significant erosion in the shareholders’ equity, the Mobleys were awarded significant stock options annually.

The graph below directly connects the decline in the stock price and shareholders’ equity and management salaries over the last eight years.

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Salaries in the graph above are the aggregate salaries of Scott Mobley and Paul Mobley.

The following tables provide additional granularity to the graph above. All information in the tables is in dollars and is drawn from the Company’s Annual Reports on Form 10-K for the years ended December 31.

Long-term Debt and Interest Expense

	2015	2016	2017	2018	2019	2020	2021	2022
Long-term Debt[1]	$2,742,535	$4,895,229	$6,132,532	$6,309,366	$5,371,986	$8,043,188	$8,496,170	$8,960,431
Interest Expense	186,414	615,685	1,474,027	655,203	774,565	1,914,344	1,361,625	1,626,221

(1) The amounts are calculated from the Company’s audited balance sheets and do not include unaccrued future interest payments on debt and are net of issuance costs and other discounts and also exclude derivative liabilities.

Management Salaries

The table below does not include the value of options awarded to the named executives during that year.

	2015	2016	2017	2018	2019	2020	2021	2022	Total
Paul Mobley	$325,000	$325,000	$300,000	$225,000	$300,000	$300,000	$315,000	$330,750	$2,420,750
Scott Mobley	395,663	410,881	418,672	443,720	444,568	444,568	461,506	489,078	3,508,656
Aggregate	$720,663	$735,881	$718,672	$668,720	$744,568	$744,568	$776,506	$819,828	$5,929,406

Shareholders’ Equity

	2015	2016	2017	2018	2019	2020	2021	2022
Shareholder Equity	$14,874,975	$14,018,430	$10,648,091	$8,145,336	$7,833,788	$2,356,978	$2,894,564	$1,866,662
Net (loss) Income	785,778	(870,840)	(3,384,927)	(3,062,209)	(378,065)	(5,381,946)	509,465+	(1,056,070)#

* All amounts in dollars.

+ Includes loans under the Paycheck Protection Program equal to $1,655,734.

# Shareholders should note that the 2022 shareholders’ equity figure includes loans under the Paycheck Protection Program equal to $1,655,734.

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Over the last eight years, the Company has been burdened with high debt contributing to the erosion of shareholders’ equity. Under the recently modified Corbel loan documents, the Company makes monthly payments of $83,333. Since 2014, the combined aggregate salaries of the Mobley’s of $5,929,406 account for approximately 45% of the amount by which shareholders’ equity declined over the same period. We believe that the market recognized that the Company’s current operating practices, combined with failed growth strategies over the same period, is unsustainable and has priced the Company’s Common Stock accordingly.

Under the Mobleys’ current employment agreements, the Company is obligated to pay an aggregate of approximately $6 million in cash compensation to the Mobleys through 2029.

In addition to their base salary, the Mobleys have been awarded stock options. As of December 31, 2023, Scott Mobley owns options to purchase 1,703,333 shares of Common Stock at prices ranging from $0.22 to $1.00 and Paul Mobley owns options to purchase 1,198,334 shares of Common Stock at prices ranging from $0.22 to $1.00. The 2,901,667 options granted to the Mobleys represent more than 12% of the outstanding shares of Common Stock as of May 10, 2023 and over 54% of the total number of options granted by the Company.

Biographical Information Regarding the Nominee

Gary Copperud, 65, has served as the Chief Executive Officer and a director of BT Brands since July 31, 2018. He was a founding member of BTND, LLC, the owner of eight Burger Time restaurants and one Dairy Queen restaurant, in 2007 and served as BTND’s managing manager and Chief Financial Officer from its inception until BTND was acquired by the predecessor of BT Brands, Inc. Mr. Copperud was a founding shareholder of Next Gen Ice, Inc., a provider of automated ice delivery systems to convenience stores and other markets and a manufacturer of bottled water products, in June 2019, and has served as the Chairman of the Board of Next Gen Ice since July 2019. From 1998 through April 2007, he was a director of STEN Corporation, a public company, resigning when BTND acquired Burger Time’s assets. In addition, Mr. Copperud served as the President of STEN’s Burger Time Acquisition Corporation subsidiary from July 2004 until April 2007. Prior to that, Mr. Copperud was self-employed in the fields of securities and real estate investment and development.

We believe that Mr. Copperud’s 16 years of restaurant industry experience, including the last three years as the CEO of a public company, qualify him to serve on the Board.

Additional Information Regarding Mr. Copperud’s Nomination by the Proponents

BT Brands has entered into a nomination agreement with Mr. Copperud (the “Nomination Agreement”). The Nomination Agreement provides that Mr. Copperud agrees to be nominated for election to the Board and, if elected, to act in the best interests of the Company and its shareholders and to exercise his independent judgment and act in good faith and, in accordance with his fiduciary duties, duly consider all matters to come before the Board. Mr. Copperud’s agreement to be named as a nominee for election to the Board, to serve as a director of the Company, if elected, and to provide certain information to prepare this proxy statement are duties contemplated under the terms of the employment agreement between Mr. Copperud and BT Brands. Mr. Copperud is not receiving any additional compensation for serving as a director of the Company beyond the compensation payable under his employment with BT Brands.BT Brands will promptly reimburse Mr. Copperud for all reasonable expenses incurred by him in connection with his responsibilities as a director of the Company under the Nomination Agreement and the reasonable legal fees and expenses of an independent counsel acting for Mr. Copperud. BT Brands has agreed to indemnify Mr. Copperud against any and all losses, claims, damages, liabilities, judgments, costs and expenses to which Mr. Copperud may become subject that arise out of or are based upon Mr. Copperud’s role as a nominee for election to the Board, except to the extent such loss arises or results from Mr. Copperud’s willful misconduct or any untrue statement or omission made by Mr. Copperud or made by BT Brands in reliance upon and in conformity with information furnished by Mr. Copperud in writing expressly for use in any document made available to the public. Mr. Copperud’s rights to indemnification under the Nomination Agreement include the right to require BT Brands to advance any and all expenses incurred by Mr. Copperud in connection with any indemnifiable claim.

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If elected to the Board, it is expected that Mr. Copperud will be entitled to receive the same compensation, indemnification and other benefits as any other director of the Company.

We do not expect that Mr., Copperud will be unable to stand for election, but, in the event he is unable to serve or for good cause will not serve, the shares of Common Stock represented by the enclosed BLUE proxy card will be voted for a substitute nominee, to the extent this is not prohibited under the Company’s Amended and Restated Bylaws (the “Bylaws”) and applicable law. In addition, the Proponents reserve the right to nominate substitute person(s) if the Company makes or announces any changes to the Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying Mr. Copperud, to the extent this is not prohibited under the Bylaws and applicable law. In any such case, we would identify and properly nominate such substitute nominee in accordance with the Bylaws and the shares of Common Stock represented by the enclosed BLUE proxy card will be voted for such substitute nominee. The Proponents reserve the right to nominate additional person(s), to the extent this is not prohibited under the Bylaws and applicable law, if the Company increases the size of the Board above its existing size or increases the number of directors whose terms expire at the Annual Meeting.

VOTING AND PROXY PROCEDURES

Only shareholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting. Shareholders who sell their shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares. Shareholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such shares after the Record Date. Based on publicly available information, the Proponents believe that the only outstanding class of securities of the Company entitled to vote at the Annual Meeting is the Common Stock.

Based on documents filed by the Company with the SEC, as of June 5, 2023, there were 22,215,512 shares of Common Stock outstanding, each of which is entitled to one vote per share. A table setting forth information relating to security ownership of certain beneficial owners and management of the Company is set forth in Schedule II to this proxy statement.

Shares of Common Stock represented by properly executed BLUE proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the Proponents’ Nominee; will be voted to ABSTAIN regarding the advisory resolution to approve the compensation of the Company’s named executive officers; and will be voted in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting.

According to the Company’s proxy statement, the current Board intends to nominate one Class III candidate for election as a director at the Annual Meeting for a term expiring at the 2026 annual meeting or until his successor is elected and qualified. This proxy statement is soliciting proxies to elect the Proponents’ Nominee. Shareholders will have the ability to vote for the Proponents’ Nominee on our enclosed BLUE proxy card. There is no need to use the Company’s white proxy card or voting instruction form, regardless of how you wish to vote. Therefore, the Proponents urge shareholders to use our BLUE proxy card to vote “FOR” the Proponents’ Nominee.

IF NO DIRECTION IS INDICATED WITH RESPECT TO HOW YOU WISH TO VOTE YOUR SHARES, THE PROXIES NAMED THEREIN WILL VOTE SUCH SHARES “FOR” THE PROPONENTS’ NOMINEE. IMPORTANTLY, IF YOU MARK MORE THAN ONE “FOR” BOX WITH RESPECT TO THE ELECTION OF DIRECTORS, YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID.

Quorum; Broker Non-Votes; Discretionary Voting

A quorum is the minimum number of shares of capital stock of a company that must be represented at a duly called meeting in person or by proxy in order to legally conduct business at the meeting. For the Annual Meeting, the presence, in person or by proxy, of holders of at least a majority of the total number of outstanding shares of Common Stock entitled to vote at the Annual Meeting is necessary to constitute a quorum for the transaction of business at the Annual Meeting.

Abstentions or withheld votes are counted as present for purposes of determining a quorum.

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If you hold your shares in the name of your broker, bank or other nominee (commonly referred to as holding in “street name”), it is important that you provide the nominee with voting instructions. If a matter to be voted upon at a shareholders meeting is routine and a shareholder does not provide voting instructions, banks, brokerage firms and other nominees may vote on the matter in their discretion. Banks, brokerage firms and other nominees do not have discretion to vote shares in non-routine matters. Contested director elections are non-routine matters and banks, brokerage firms and other nominees may only vote shares when the shareholder has provided instructions. If you do not provide voting instructions to your broker, bank or other nominee your shares will not be voted on any proposal on which your broker, bank or other nominee does not have discretionary authority to vote (a “broker non-vote”). Shares represented by “broker non-votes” also are counted as present and entitled to vote for purposes of determining a quorum but will not have an impact on the results of the election for director. You should instruct your bank, brokerage firm or other nominee to vote your shares of Common Stock by following the directions your nominee provides.

If you are a shareholder of record, you must deliver your vote by mail, attend the Annual Meeting and vote, vote by Internet, or vote by telephone in order to be counted in the determination of a quorum.

Votes Required for Approval

The Company has adopted a plurality vote standard for contested director elections. As a result of our nomination of the Proponents’ Nominee, the director election at the Annual Meeting will be contested, therefore the nominee receiving the highest number of “FOR” votes from the holders of shares present at the Annual Meeting or represented by proxy and entitled to vote on the election of directors will be elected. A properly executed proxy card marked “WITHHOLD” with respect to the election of a director nominee will be counted for purposes of determining if there is a quorum at the Annual Meeting, but will have no effect on this proposal. According to the Company’s proxy statement, broker non-votes, if any, will also have no effect on the outcome of the election of directors.

Revocation of Proxies

Shareholders of the Company may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting (although, attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation. The delivery of a written revocation or a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy. The revocation may be delivered either to the Proponents in care of InvestorCom LLC at the address set forth on the back cover of this Proxy Statement or to the Secretary of the Company at the Company’s principal executive offices located at 6612 E. 75th Street, Suite 450, Indianapolis, Indiana 46250, or any other address provided by the Company. Although a revocation is effective if delivered to the Company, we request that either the original or photostatic copies of all revocations be mailed to the Proponents in care of InvestorCom at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding shares entitled to be voted at the Annual Meeting. Additionally, InvestorCom may use this information to contact shareholders who have revoked their proxies in order to solicit later dated proxies for the election of the Proponents’ Nominee.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE PROPONENTS’ NOMINEE TO THE BOARD, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED BLUE PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

THE SOLICITATION

Parties to the Proponents’ Solicitation

                The solicitation of proxies in favor of Mr. Copperud’s election to the Board will be conducted on behalf of the Proponents by BT Brands and InvestorCom LLC pursuant to an agreement between BT Brands and InvestorCom described below. Only Gary Copperud, BT Brands’ Chief Executive Officer, and Kenneth Brimmer, BT Brands’ Chief Operating Officer and Chief Financial Officer, will solicit proxies on behalf of the Proponents, in addition to InvestorCom LLC, the proxy advisor we have engaged as described below. Mr. Copperud and Mr. Brimmer are also directors of BT Brands. The Proponents intend to solicit the holders of shares representing at least 67% of the voting power of shares entitled to vote on the election of directors in support of the Proponents’ Nominee.

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Proxy Services

We have engaged InvestorCom LLC (“InvestorCom”) to solicit proxies for which we have agreed to pay a fee of $20,000 and to reimburse them for out-of-pocket costs. We also have agreed to indemnify InvestorCom against certain liabilities and expenses, including certain liabilities under the federal securities laws.

Expenses

The Proponents are asking for your proxy and will pay all of the costs of asking for shareholder proxies. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding solicitation material to the beneficial owners of Common Stock and collecting voting instructions.

We will request banks, brokers, custodians and other nominees in whose names shares are registered to furnish to the beneficial owners of the Company’s Common Stock this proxy statement and the BLUE proxy card, and, upon request, we will reimburse such registered holders for their out-of-pocket and reasonable expenses in connection therewith. Our expenses in connection with our solicitation of proxies are expected to aggregate approximately $40,000, of which we have incurred approximately $27,500 to date.

ADDITIONAL PROPONENT INFORMATION

Under the applicable SEC regulations, the Proponents are participants in the solicitation of proxies from the Company’s shareholders to vote in favor of the election of the Proponents’ nominee to the Board.

Additional information regarding the purchases and sales of securities of the Company during the past two years by the Proponents is set forth on Schedule I to this Proxy Statement and is incorporated into this Proxy Statement by reference. Information in this Proxy Statement about each Proponent was provided by that Proponent.

BT Brands is a corporation organized under the laws of the State of Wyoming. The address of the principal business and principal office of BT Brands is 405 West Main Avenue, Suite 2D, West Fargo, North Dakota 58078. The principal business of BT Brands is the ownership and operation of restaurants and food service businesses. BT Brands files reports with the Securities and Exchange Commission, and its shares of common stock and warrants to purchase shares of common stock are traded on The Nasdaq Stock Market.

Gary Copperud is a resident of Utah. Mr. Copperud’s principal occupation is serving as the Chief Executive Officer and a director of BT Brands. He also is Chairman of the Board and a director of Next Gen Ice, Inc., a Wyoming corporation (“NGI”), that engages in (i) the sale and leasing of ice machines that make ice without human contact and (ii) the production and distribution of various bottled water products, including producing water with a 50-year shelf-life guarantee pursuant to proprietary technology, and producing water under an agreement with Brita L.P., a subsidiary of The Clorox Company (“Brita L.P.”), that grants NGI the exclusive right to produce and market resealable aluminum cans of filtered water labeled with the Brita name and trademark in the United States.

As of the date of this Proxy Statement, BT Brands beneficially owns an aggregate of 1,500,724 shares of Common Stock, equal to approximately 6.75% of the total number of outstanding shares of Common Stock, based on information reported in the Company’s quarterly report on Form 10-Q for the three months ended March 31, 2023, as filed with the SEC on May 10, 2023.

As of the date of this Proxy Statement, Mr. Copperud beneficially owns and controls an aggregate of 379,176 shares of Common Stock, which includes 203,145 shares of Common Stock owned by Mr. Copperud’s wife, over which Mr. Copperud exercises voting power by virtue of a proxy granted by Mrs. Copperud to Mr. Copperud dated April 21, 2023. The shares of Common Stock beneficially owned and controlled by Mr. Copperud equal approximately 1.71% of the total number of outstanding shares of Common Stock, based on information reported in the Company’s quarterly report on Form 10-Q for the three months ended March 31, 2023, as filed with the SEC on May 10, 2023.

Kenneth Brimmer, one of the proponents participating in the solicitation of proxies, has served as the Chief Operating Officer and Chairman of the BT Brand's board of directors and Principal Accounting Officer since July 31, 2018. Mr. Bimmer’s services are provided to BT Brands through a consulting arrangement with Brimmer Company, LLC. Mr. Brimmer also has served as a member of the board of directors of Next Gen Ice, Inc. since October 2019 and currently serves as the Chief Financial Officer of Next Gen Ice, Inc. through a consulting arrangement with Brimmer Company, LLC. Mr. Brimmer has a wide range of experience, including several early-stage and rapidly growing businesses, serving at various times as president, chief executive officer, and a director and audit committee chairman of several public and private companies. Mr. Brimmer previously was the Chief Executive Officer of Hypertension Diagnostic, Inc. and its subsidiary HDI Plastics, Inc. (“HDI”). He has served on the board of HDI since 1998 and was its CEO from September 2012 until May 2020. Mr. Brimmer is the chief executive officer of privately held Brimmer Company, LLC, which has provided consulting management services to BT Brands and Next Gen Ice, Inc. He also has served as chief executive officer of STEN Corporation, a currently inactive former diversified business, since October 2003. Mr. Brimmer was a director of Landry’s Restaurants from June 2004 until April 2017 and served on the Audit and Compliance Committee of its Golden Nugget – New Jersey Casino. Previously, he was President of Rainforest Cafe, Inc., which grew from start-up to over 6,000 employees from April 1997 until April 2000, and he was Treasurer from its inception in 1995 untdil April 2000.  During the time Mr. Brimmer served as Treasurer of Rainforest Cafe, Rainforest raised over $200 million in a combination of private and public stock offerings. Prior to Rainforest, Mr. Brimmer was employed by Berman Consulting, LLC, a financial and investment management company, from 1990 until April 1997. Mr. Brimmer has a degree in accounting and worked as a certified public accountant (inactive) in the audit division of Arthur Andersen & Co. from 1977 through 1981. We believe Mr. Brimmer’s long and varied career as a business executive, particularly his service as the chief operating officer of a major restaurant chain, qualifies him to serve on and chair our board of directors.

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Other than as set forth in this Proxy Statement, there are no material proceedings to which any Proponent or any associate of any Proponent has been a party which is adverse to the Company or any of its subsidiaries, nor does any Proponent or any associate of any Proponent have a material interest adverse to the Company or any of its subsidiaries. Except as described herein, no Proponent nor any of his or its respective associates has any interest in the matters to be voted upon at the Annual Meeting, other than an interest, if any, as a shareholder of the Company. Other than as disclosed in this Proxy Statement, there are no arrangements or understandings between BT Brands or its affiliates and Mr. Copperud, as BT Brands’ nominee, or any other person pursuant to which the nominations are to be made by Proponents.

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past ten years, no Proponent has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Proponent directly or indirectly beneficially owns any securities of the Company; (iii) no Proponent owns any securities of the Company which are owned of record but not beneficially; (iv) no Proponent has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any Proponent is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Proponent is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Proponent owns beneficially, directly or indirectly, any securities of the Company; (viii) no Proponent owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no Proponent or any of his or its associates, nor any immediate family member of any Proponent or any Proponent’s associates, had a direct or indirect interest in any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Proponent or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company nor any of its affiliates will or may be a party; (xi) no Proponent has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the Annual Meeting; (xii) no Proponent holds any positions or offices with the Company; (xiii) no Proponent has a family relationship with any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer; and (xiv) no companies or organizations, with which any of the Proponents has been employed in the past five years, is a parent, subsidiary or other affiliate of the Company. Except as set forth in this Proxy Statement (including the Schedules hereto), (i) there are no material proceedings to which any Proponent or any of his or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries and (ii) none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K occurred during the past ten years.

BT Brands has not paid any compensation to Mr. Copperud directly as a result of his nomination for election as a director of the Company by the Proponents at the Annual Meeting. There are no other arrangements or understandings with the Proponents’ nominee, other than as set forth herein.

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SCHEDULE I

TRANSACTIONS IN THE COMPANY’S SECURITIES DURING THE PAST TWO YEARS

Information relating to any transactions in securities of the Company by the Proponents during the past two years is reflected in the table below.

		BT BRANDS, INC.
Date	Buy/Sell	Amount of Shares Bought/(Sold)	Approximate Price Per Share[1]
10/13/22	Buy	15,000	$0.1954
10/13/22	Buy	10,000	0.1956
10/20/22	Sell	2,500	0.1970
10/25/22	Buy	9,974	0.2051
10/26/22	Buy	10.978	0.2106
11/01/22	Buy	5,000	0.1963
11/01/22	Buy	5,000	0.1963
11/01/22	Buy	5,000	0.1963
11/01/22	Buy	5,000	0.1963
11/01/22	Buy	5,000	0.1963
11/01/22	Buy	5,000	0.1963
11/01/22	Buy	5,000	0.1963
11/03/22	Sell	2,500	0.2160
11/07/22	Sell	2,500	0.2160
11/08/22	Buy	20,000	0.2503
11/08/22	Buy	2,500	0.2597
11/08/22	Buy	5,000	0.2591
11/08/22	Buy	5,000	0.2591
11/08/22	Buy	2,500	0.2591
11/08/22	Buy	2,500	0.2591
12/07/2022	Buy	12,500	0.21
12/09/2022	Buy	10,000	0.21
12/09/2022	Buy	7,500	0.2146
12/12/2022	Buy	5,000	0.21
12/12/2022	Buy	10,000	0.21
12/13/2022	Buy	10,000	0.21
12/13/2022	Buy	10,000	0.21
12/13/2022	Buy	9,000	0.21
12/28/2022	Buy	51,739	0.22
12/29/2022	Buy	20,000	0.235
12/29/2022	Sell	770	0.24
12/30/22	Buy	10,000	0.255
12/30/2022	Buy	2,500	0.255

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		BT BRANDS, INC.
Date	Buy/Sell	Amount of Shares Bought/(Sold)	Approximate Price Per Share[1]
12/30/2022	Buy	2,000	$0.2675
01/06/2023	Buy	2,500	0.28
01/06/2023	Buy	2,500	0.3013
02/06/2023	Buy	10,000	0.265
02/08/2023	Buy	3,733	0.337
02/16/2023	Buy	27,500	0.35
02/16/2023	Buy	10,000	0.35
02/16/2023	Buy	10,000	0.35
02/16/2023	Buy	84,16	0.35
02/16/2023	Buy	50,000	0.37
02/16/2023	Buy	2,500	0.36
02/16/2023	Buy	1,584	0.35
02/24/23	Buy	13,971	0.31
02/24/2023	Buy	13,500	0.33
02/24/2023	Buy	100	0.32
03/31/2023	Buy	132,923	0.29
04/14/23	Buy	7,500	0.28
04/17/23	Buy	200	0.28
04/18/23	Buy	466	0.28
04/21/23	Buy	444	0.28
04/25/2023	Buy	15,967	0.28
05/17/2023	Buy	10,000	0.27
05/17/2023	Buy	10,000	0.27
05/17/2023	Buy	10,000	0.27
05/18/2023	Buy	12,400	0.27
05/18/2023	Buy	100	0.27
05/25/2023	Buy	12,000	0.27

1 Excluding any brokerage fees.

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		GARY COPPERUD (includes shares purchased by Sally Copperud, over whose shares Mr. Copperud has a proxy)
Date	Buy/Sell	Amount of Shares Bought/(Sold)	Approximate Price Per Share[1]
11/16/22	Sell	(1000)	$0.24291
11/16/22	Sell	(1000)	0.24291
11/17/22	Sell	(100)	0.1608
11/17/22	Sell	(100)	0.1524

1 Excluding any brokerage fees.

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SCHEDULE II

The following table is reprinted from the Company’s preliminary proxy statement filed with the Securities and Exchange Commission on June 12, 2023.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of June 5, 2023, there were 22,215,512 shares of the Company’s common stock outstanding. The following table sets forth the amount and percentage of the Company’s common stock beneficially owned on June 5, 2023, including shares that may be acquired by the exercise of options, by: (A) each director and named executive officer individually; (B) each beneficial owner of more than 5% of the Company’s outstanding common stock known to the Company; and (C) all executive officers and directors as a group.

Name of Beneficial Owner	Number of Shares Beneficially Owned (1)		Percent of Common Stock(2)
Corbel Capital Partners SBIC, L.P.	2,250,000	(3)	9.2%
Paul W. Mobley	4,399,368	(4)	17.8
A. Scott Mobley	2,191,245	(5)	8.9
Douglas H. Coape-Arnold	615,000	(6)	2.7
Marcel Herbst	555,491	(7)	2.5
Troy Branson	447,500	(8)	2.0
William Wildman	255,000	(9)	1.1
BT Brands, Inc. and Gary Copperud	1,800,823	(10)	8.1
Susan Ross	83,000	(11)	-
All executive officers and directors as a group ((7) persons)	8,546,604		31.1%

(1) All shares owned directly with sole investment and voting power, unless otherwise noted.

(2) The percentage calculations are based upon 22,215,512 shares of the Company’s common stock issued and outstanding as of the most recent practicable date and, for each officer or director of the group, the number of shares subject to options, warrants or conversion rights exercisable within 60 days of June 5, 2023.

(3) According to the information provided to the Company in a Schedule 13G, filed with the SEC on February 14, 2020, the total includes warrants to purchase up to 2,250,000 shares. The Schedule 13G states that the filer has sole voting power and sole dispositive power for all such shares. Corbel’s address is 11777 San Vicente Blvd., Suite 777, Los Angeles, California 90049.

(4) The total includes 1,703,333 shares of common stock subject to options granted under a stock option plan, 400,000 shares issuable upon conversion of convertible notes and warrants to purchase 350,000 shares. Mr. Mobley’s address is 6612 E. 75th Street, Suite 450, Indianapolis, Indiana 46250.

(5) The total includes 1,198,334 shares of common stock subject to options granted under a stock option plan. Mr. Mobley’s address is 6612 E. 75th Street, Suite 450, Indianapolis, Indiana 46250.

(6) The total includes 615,000 shares of common stock subject to options granted under a stock option plan. Mr. Coape-Arnold’s address is 6612 E. 75th Street, Suite 450, Indianapolis, Indiana 46250.

(7) The total includes 280,000 shares of common stock subject to options granted under a stock option plan. Mr. Herbst’s address is 6612 E. 75th Street, Suite 450, Indianapolis, Indiana 46250.

(8) The total includes 417,500 shares of common stock subject to options granted under a stock option plan. Mr. Branson’s address is 6612 E. 75th Street, Suite 450, Indianapolis, Indiana 46250.

(9) The total includes 200,000 shares of common stock subject to options granted under a stock option plan. Mr. Wildman’s address is 6612 E. 75th Street, Suite 450, Indianapolis, Indiana 46250.

(10) According to information provided to the Company in an amendment to Schedule 13D/A filing filed with SEC on April 26, 2023, the total includes 379,176 shares for which Mr. Copperud states he has sole voting power including 176,031 over which he claims sole dispositive power and 1,421,647 shares for which BT Brands states it has sole voting power and sole dispositive power. The reporting persons’ address is 405 Main Avenue West, Suite 2D, West Fargo, North Dakota 58078.

(11) The total includes 83,000 shares of common stock subject to options granted under a stock option plan. Ms. Ross’ address is 6612 E. 75th Street, Suite 450, Indianapolis, Indiana 46250.

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BLUE VOTING INSTRUCTIONS

Tell your Board what you think! Your vote is important. No matter how many shares of Common Stock you own, please give the Proponents your proxy FOR the election of the Proponents’ Nominee.

                If your shares of Common Stock are registered in your own name, please sign and date the enclosed BLUE proxy card and return it to Proponents, c/o InvestorCom LLC (“InvestorCom”), in the enclosed postage-paid envelope today. Stockholders also have the following two options for authorizing a proxy to vote shares registered in their name:

·

Via the Internet at https://www.iproxydirect.com/NROM at any time prior to 11:59 p.m. (Eastern Time) on the day before the Annual Meeting, and follow the instructions provided on the BLUE proxy card; or

·	By telephone, by calling 866-752-8683 at any time prior to 11:59 p.m. (Eastern Time) on the day before the Annual Meeting, and follow the instructions provided on the BLUE proxy card.

                If your shares of Common Stock are held in a brokerage account or bank, you are considered the beneficial owner of the shares of Common Stock, and these proxy materials, together with a BLUE voting instruction form, are being forwarded to you by your broker or bank. As a beneficial owner, if you wish to vote, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your shares of Common Stock on your behalf without your instructions.

·               Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting instruction form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed voting instruction form.

You may vote your shares at the 2023 Annual Meeting of Noble Roman’s, Inc., however, even if you plan to attend the Annual Meeting, the Proponents recommend that you submit your BLUE proxy card by mail by the applicable deadline so that your vote will still be counted if you later decide not to attend the Annual Meeting.

If you plan to attend the 2023 Annual Meeting of Noble Roman’s, Inc., please present the Company’s White proxy card for admission, along with a photo identification.

If you have any questions, require assistance in voting your BLUE proxy card, or need additional copies of the Proponents’ proxy materials, please contact InvestorCom LLC at the email address listed below.

InvestorCom LLC

19 Old Kings Highway S. – Suite 210

Darien, CT 06820

Shareholders call toll-free at (877) 972-0090

Banks and Brokers call collect at (203) 972-9300

Email: info@investor.com

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BLUE PROXY CARD

PRELIMINARY COPY SUBJECT TO COMPLETION

DATED JUNE 15, 2023

NOBLE ROMAN’S, INC.

2023 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF BT BRANDS AND GARY COPPERUD (THE “PROPONENTS”)

THE BOARD OF DIRECTORS OF NOBLE ROMAN’S, INC. IS NOT SOLICITING THIS PROXY

P R O X Y

The undersigned appoints Gary Copperud, Kenneth Brimmer, and John Grau, and each of them, as attorneys and agents with full power of substitution to vote all shares of Common Stock (the “Common Stock”) of Noble Roman’s, Inc. (the “Company”) which the undersigned would be entitled to vote if personally present at the 2023 annual meeting of shareholders of the Company scheduled to be held on Thursday, July 6, 2023, at 10:30 a.m. EDT, Conference Room at Heritage Park at 6612 E. 75th Street, Indianapolis, Indiana 46250 (including any adjournments or postponements thereof and any meeting called in lieu thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of Common Stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to the Proponent a reasonable time before this solicitation.

THIS PROXY WILL BE VOTED AS DIRECTED. IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” THE NOMINEE OF THE PROPONENTS (THE “PROPONENTS’ NOMINEE”).

This Proxy will be valid until the completion of the Annual Meeting. This Proxy will only be valid in connection with the Proponent’s solicitation of proxies for the Annual Meeting.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:

This Proxy Statement and our BLUE proxy card are available at www.icomproxy.com/NROM.

IMPORTANT: PLEASE SIGN, DATE, AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

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BLUE PROXY CARD

☒ Please mark vote as in this example

THE PROPONENTS STRONGLY RECOMMEND THAT STOCKHOLDERS VOTE “FOR” THE PROPONENTS’ NOMINEE AND NOT TO VOTE “FOR” THE COMPANY NOMINEE LISTED BELOW IN PROPOSAL 1.

YOU MAY SUBMIT VOTES “FOR” ONLY ONE NOMINEE. IF YOU MARK MORE THAN ONE “FOR” BOX WITH RESPECT TO THE ELECTION OF DIRECTORS, YOUR VOTE FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID. A “WITHHOLD” VOTE ON ANY NOMINEE WILL NOT BE COUNTED AS A “FOR” VOTE.

Shares of Common Stock represented by properly executed BLUE proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the Proponents’ Nominee; will be voted to ABSTAIN regarding the advisory resolution to approve the compensation of the Company’s named executive officers; and will be voted in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting.

1.	Proposal to Elect Directors. Vote “FOR” only ONE of the nominees. If you vote “FOR” more than one nominee, your vote on Proposal 1 will be considered invalid and will not be counted.

The Proponents’ Nominee:

The Proponents recommend that you vote “FOR” for the following Proponent Nominee:

	FOR	WITHHOLD
Gary Copperud	☐	☐

Company Nominee OPPOSED by the Proponents:

The Proponents recommend that you do NOT vote for the following Company nominee:

	FOR	WITHHOLD
A. Scott Mobley	☐	☐

The Proponents do not expect that their nominee will be unable to stand for election, but, in the event that the Proponents’ Nominee is unable to serve or for good cause will not serve, the shares of Common Stock represented by this proxy card and marked to vote “FOR” the Proponents’ Nominee, or if the card is signed and returned and no direction is indicated, will be voted for substitute nominee(s), to the extent this is not prohibited under the Company’s organizational documents and applicable law. In addition, the Proponents have reserved the right to nominate substitute person(s) if the Company makes or announces any changes to its organizational documents or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any nominee, to the extent this is not prohibited under the Company’s organizational documents and applicable law. In any such case, shares of Common Stock represented by this proxy card and marked to vote “FOR” the Proponents’ Nominee, or if the card is signed and returned and no direction is indicated, will be voted for such substitute nominee(s).

THE PROPONENTS INTEND TO USE THIS PROXY TO VOTE “FOR” THE PROPONENTS’ NOMINEE, GARY COPPERUD.

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THE PROPONENTS MAKE NO RECOMMENDATION WITH RESPECT TO PROPOSAL 2.

2.	Approve on an advisory basis the compensation of the Company’s named executive officers as disclosed in the Proxy Statement pursuant to Item 402 of Regulation S-K:

☐ FOR	☐ AGAINST	☐ ABSTAIN

IN ORDER FOR YOUR PROXY TO BE VALID, IT MUST BE DATED.

DATED: ____________________________

____________________________________

(Signature)

____________________________________

(Signature, if held jointly)

____________________________________

(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH THEY ARE SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.

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BLUE VOTING FORM

You may vote your shares of Noble Roman’s, Inc. online or by phone instead of mailing this card.

Votes submitted electrically must be received by 1:00 a.m., ET on July 6, 2023. Vote Online Go to https://www.iproxydirect.com /NROM.

Vote by Phone Call toll free 1-866-752-8683 within the USA, US territories and Canada.

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